Art 9/29/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051936

ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III


SEC MAIL
RECEIVED
PROCESSING
SEP 22 2003
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 42713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Secured Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd. Suite 1400
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Goodman (310) 477-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAHLERBRUCH ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

16530 VENTURA BLVD. STE 628	ENCINO	CA	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Art 9-29-2003

UM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, D. Michael Van Konynenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secured Capital, LLC, as of DECEMBER 31, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


CAROL ZAIGER
Commission # 1283201
Notary Public - California
Los Angeles County
My Comm. Expires Nov 5, 2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURED CAPITAL, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	Per audited Balance Sheet	Per Unaudited Focus Report (2nd Revision)	Difference
NET CAPITAL			
Members' equity	$ 17,000	$ 17,000	$ -
Less non-allowable assets:			
Due from affiliate	6,897	6,897	-
Net capital	$ 10,103	$ 10,103	$ -
AGGREGATE INDEBTEDNESS			
Accounts payable and accrued expenses	$ 5,000	$ 5,000	$ -
Total aggregate indebtedness	$ 5,000	$ 5,000	$ -
COMPUTATION OF BASIC NET CAPITAL			
Minimum net capital required	$ 6,000	$ 5,000	$ 1,000 (A)
Excess net capital	$ 4,103	$ 5,103	$ (1,000) (A)
Ratio aggregate indebtedness to net capital	.5 to 1	.5 to 1	

(A) The differences between the focus and audited financial statement for Minimum net capital required results from the audit establishing the Minimum net capital at $6,000 and the Company calculating the amount to be $5,000.

SECURED CAPITAL, LLC

SCHEDULE 3
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)(2)(i).